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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

i-STAT CORPORATION
(Name of Subject Company (Issuer))

Senator Acquisition Corporation
a wholly owned subsidiary of
ABBOTT LABORATORIES
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.15 PER SHARE
(together with associated preferred stock purchase rights)
(Title of Class of Securities)

450312 10 3
(CUSIP Number of Class of Securities)

Jose M. de Lasa
Senior Vice President and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603
Telephone: (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$422,666,141	$34,194

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 20,295,167 outstanding shares of common stock of i-STAT Corporation (the "Company"), together with the associated preferred stock purchase rights (the "Common Shares"), less the 2,000,000 Common Shares owned by the filing persons, at a price of $15.35 per Common Share, (ii) 4,501,515 Common Shares issuable upon conversion of the 30,000 outstanding shares of Series D Convertible Preferred Stock of the Company, at a price of $15.35 per Common Share, (iii) 1,875,357.5 Common Shares subject to outstanding warrants at a price of $7.35 per Common Share (representing the offer price of $15.35 per Common Share less the exercise price of $8.00 per Common Share), and (iv) 3,840,599 Common Shares subject to outstanding options granted under the Company's employee stock option plans at a price of $15.35 per Common Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of December 19, 2003.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2004, issued on November 24, 2003, equals .008090% of the transaction value, or $34,194.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$31,905	Filing Party:	Abbott Laboratories and Senator Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	December 29, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Amendment No. 2 to Schedule TO

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on December 29, 2003 by Abbott Laboratories, an Illinois corporation ("Abbott") and Senator Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott, relating to the offer by the Purchaser to purchase (i) all of the outstanding shares of common stock, par value $.15 per share, of i-STAT Corporation, a Delaware corporation (the "Company"), together with the associated preferred stock purchase rights issued pursuant to the Stockholder Protection Agreement, dated as of June 26, 1995, between the Company and Wachovia Bank N.A., as rights agent (the "Common Shares"), at a price of $15.35 per Common Share, (ii) all of the outstanding shares of Series D Convertible Preferred Stock, par value $.10 per share, of the Company (the "Series D Shares"), at a price per Series D Share equal to $15.35 multiplied by the number of Common Shares issuable upon conversion of a Series D Share as of the final expiration of the offer, without regard to certain restrictions on beneficial ownership, and (iii) all of the outstanding six-year warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per Common Share (the "Warrants" and, together with the Common Shares and the Series D Shares, the "Securities") at a price of $7.35 per Common Share purchasable pursuant to each such warrant, in each case net to the seller in cash and without interest.

        The terms and conditions of the offer are described in the Offer to Purchase dated December 29, 2003 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal for tender of Common Shares and instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 4.    Terms of the Transaction.

        Total Number of Securities Sought.    As previously disclosed, the Purchaser is seeking to acquire all outstanding Common Shares, all outstanding Series D Shares and all outstanding Warrants. The Company has advised Abbott and the Purchaser that, as of December 22, 2003, there were (i) 20,305,652 Common Shares issued and outstanding; (ii) 30,000 Series D Shares issued and outstanding; (iii) 3,830,114 Common Shares subject to stock options (of which 3,626,164 Common Shares were subject to stock options with exercise prices less than $15.35), and (iv) 1,875,357.5 Common Shares subject to outstanding Warrants.

        Series D Offer Price and Series D Merger Consideration.    The number of Common Shares issuable upon conversion of each Series D Share is determined by dividing the liquidation preference by 8. At the time of issuance in December 2001, the liquidation preference was $1,000 per Series D Share. The Series D Shares carry an 8% cumulative dividend. On the last day of each calendar quarter, the liquidation preference is increased by the amount of the accrued and unpaid dividends on the Series D Shares. The Company has not paid cash dividends on the Series D Shares, so the accrued and unpaid dividends on the Series D Shares is currently $176.87. This will not change until March 31, 2004, the next dividend accrual date, when the accrued and unpaid dividends on the Series D Shares will be $200.40. Accordingly, prior to March 31, 2004, each Series D Share is convertible into 147.10875 Common Shares (1,176.87 ÷ 8) and on March 31, 2004, each Series D Share will be convertible into 150.05 Common Shares (1,200.40 ÷ 8). At the $15.35 per Common Share Offer Price, this results in a Series D Offer Price of $2,258.11 as of the initial expiration of the Offer on January 27, 2004 and a maximum Series D Merger Consideration of $2,303.28 if the Merger is effected on or after March 31, 2004. Under the terms of the Series D Shares, if the closing bid price for the Common Shares is $15.00 or higher for 45 consecutive trading days, the dividend will be reduced to 2% beginning on the next trading day. If this happens during the first calendar quarter of 2004, the Series D Merger

Consideration payable on or after March 31, 2004 would be an amount less than $2,303.28. As of the close of business on January 13, 2004, the Common Shares had traded above $15.00 for eight consecutive trading days in the first calendar quarter of 2004. If the Merger is effected prior to March 31, 2004, the Series D Merger Consideration will be $2,258.11.

        Minimum Tender Condition.    Based on the number of Company securities outstanding as of December 22, 2003 as disclosed above, and taking into account the 2,000,000 Common Shares already owned by Abbott and the 8,932,041 Common Shares expected to be tendered to Purchaser pursuant to the Tender Agreements, securities representing at least 4,178,171 additional Common Share Units must be acquired by Purchaser in order to satisfy the Minimum Tender Condition. As used in the immediately preceding sentence, the term "Common Share Units" means Common Shares, the number of Common Shares issuable upon conversion of outstanding Series D Shares and the number of Common Shares issuable upon exercise of outstanding Warrants.

        The Series D Shares vote together with the Common Shares as a single class on an as converted basis.

        Acceptance for Payment and Payment for Securities.    The second sentence of the first paragraph of Section 2 on page 5 of the Offer to Purchaser is hereby amended and restated in its entirety as follows:

  "Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Securities in order to comply in whole or in part with any applicable governmental regulatory approvals or clearances, including, without limitation, the HSR Act and any applicable pre-merger notification laws or regulations of foreign jurisdictions."

        Withdrawal Rights.    The following sentence is hereby inserted at the end of the first full paragraph on page 11 of the Offer to Purchase:

  "The Depositary, on behalf of the Purchaser, is also bound by Rule 14e-1(c) in retaining the Securities under these circumstances."

        Material United States Federal Income Tax Consequences.    The heading "Certain United States Federal Income Tax Consequences" on page 11 of the Offer to Purchase is hereby amended to be "Material United States Federal Income Tax Consequences." In addition, the second sentence of the first paragraph under this heading on page 11 of the Offer to Purchase is hereby amended and restated as follows:

  "The discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to securityholders of the Company."

        Certain Conditions of the Offer.    The three full lines following subparagraph (f) on page 34 in Section 15 of the Offer to Purchase are hereby amended and restated as follows:

  "which, in the reasonable judgment of Purchaser or Abbott, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment."

        The last paragraph on page 34 in Section 15 of the Offer to Purchase is hereby amended and restated as follows:

  "The foregoing conditions are for the sole benefit of the Purchaser and Abbott and may be asserted by the Purchaser or Abbott regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Abbott in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion, except that the Minimum Tender Condition may not be waived. The failure by Abbott, the Purchaser or any other affiliate of Abbott at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer."

        Letters of Transmittal.    The first sentence of the second full paragraph on page 4 of the Letter of Transmittal relating to Common Shares filed as Exhibit (a)(1)(B) to the original Schedule TO is hereby amended and restated in its entirety as follows:

  "The valid tender of the Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the Instructions hereto will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms or conditions of any such extension or amendment)."

        The first sentence of the third full paragraph on page 4 of the Letter of Transmittal relating to Series D Shares filed as Exhibit (a)(1)(C) to the original Schedule TO is hereby amended and restated in its entirety as follows:

  "The valid tender of the Securities pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the Instructions hereto will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms or conditions of any such extension or amendment)."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES
By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	Senior Vice President, Finance and Chief Financial Officer
SENATOR ACQUISITION CORPORATION
By:	/s/ THOMAS C. FREYMAN
Name:	Thomas C. Freyman
Title:	President

Dated: January 14, 2004

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Amendment No. 2 to Schedule TO
  Item 4. Terms of the Transaction.
SIGNATURES